UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

ARIAS INTEL CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

04035N100

(CUSIP Number)

Daniel Hammett

c/o Arias Intel Corp.

442 W. Kennedy Blvd., Suite 200

Tampa, FL 33606

(877) 749-5909

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 04035N100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel J. Hammett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
4,100,000
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
4,100,000
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.25% (based on 44,323,917 shares issued and outstanding as of May 10, 2018)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Arias Intel Corp., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 442 W. Kennedy Blvd., Suite 200, Tampa, FL 33606.

Item 2. Identity and Background

(a) This statement is being filed by Daniel J. Hammett (the “Reporting Person”).

(b) The Reporting Person’s business address is 442 W. Kennedy Blvd., Suite 200, Tampa, FL 33606.

(c) The Reporting Person is the President of HKA Digital Ltd. (“HKA”). The address of the principal executive office HKA is Quijano Chambers, P.O. Box 3159, Road Town, Tortola, British Virgin Islands.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States.

Item 3. Source and Amount of Funds or Other Considerations

Agreement and Plan of Merger and Reorganization

On February 10, 2017, pursuant to an agreement and plan of merger and reorganization entered into by and among the Issuer, CV Acquisition Corp., a wholly-owned subsidiary of the Issuer (“Acquisition Corp.”), and Cannavoices, Inc. (“Cannavoices”), Acquisition Corp. merged with and into Cannavoices, such that Cannavoices, the surviving corporation, became a wholly owned subsidiary of the Company. In connection therewith, the Issuer issued shares of common stock in exchange for the cancellation of all of the issued and outstanding shares of common stock of Cannavoices. The Reporting Person was a stockholder of Cannavoices and received 2,800,000 shares of common stock of the Issuer.

Shares in Consideration for Services Rendered

On October 16, 2017, the Issuer issued the Reporting Person 650,000 shares of common stock in consideration for services rendered as Chief Technology Officer and Executive Vice President of the Issuer and as a member of the Board of Directors of the Issuer.

On May 10, 2018, the Issuer issued the Reporting Person 650,000 shares of common stock in consideration for services rendered as a member of the Board of Directors of the Issuer.

Item 4. Purpose of Transaction

The Reporting Person acquired all of its common stock for investment purposes.

The Reporting Person is a member of the Issuer’s Board of Directors. In such capacity, the Report Person takes and will continue to take an active role in the Issuer’s management and strategic direction. Additionally, in his capacity as a stockholder of the Issuer, the Reporting Person reviews and intends to continue to review, on an ongoing and continued basis, its investments in the Issuer. Depending on the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of such securities of the Issuer. Any transactions that any Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Person, tax considerations and other factors.

Other than as described above and other than in his capacity as a director of the Issuer, the Reporting Person does not currently have plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with its respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 4,100,000 shares of the Issuer’s common stock, or 9.25% of the Issuer’s issued and outstanding shares of common stock (based on 44,323,917 shares issued and outstanding as of May 10, 2018).

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 4,100,000 shares of common stock and shared voting and dispositive power over 0 shares of common stock.

(c)	On May 10, 2018, the Issuer issued the Reporting Person 650,000 shares of common stock in consideration for services as a member of the Board of Directors of the Issuer.

(d)

To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2018	/s/ Daniel J. Hammett
Daniel J. Hammett